Circuit City Stores, Inc. Agrees to Acquire InterTAN, Inc. for $14 Per Share
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Accretive Transaction Will Establish Canadian Foothold for Circuit City, Enhance
Circuit City Product Assortments and Create Purchasing Synergies for Both Companies
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Richmond,  Va.,  March 31,  2004 -  Circuit  City  Stores,  Inc.  (NYSE:CC)  and
InterTAN, Inc. (NYSE:ITN) have signed a definitive agreement under which Circuit
City will acquire  InterTAN,  a leading  consumer  electronics  retailer of both private-label and internationally  branded products with headquarters in Barrie,
Ontario,  in a  cash  tender  offer  for  $14  per  InterTAN  common  share,  or approximately $284 million.

The boards of directors of both companies have voted in favor of the transaction. Under the terms of the agreement, Circuit City will commence a tender offer to acquire all outstanding shares of InterTAN common stock. The tender offer will be conditioned upon at least a majority of the fully diluted shares being tendered. If successful, the tender offer will be followed by a merger in which the holders of the remaining outstanding shares of InterTAN common stock will receive $14 per share in cash. The transaction is contingent upon customary closing conditions, including regulatory and other standard approvals.

Upon completion of the tender offer, expected in the second calendar quarter of 2004, InterTAN will become a subsidiary of Circuit City, with its operating headquarters in Barrie. InterTAN operates through more than 980 company retail stores and dealer outlets in Canada under the trade names RadioShack(R), Rogers Plus(R) and Battery Plus(R). InterTAN uses the trade name RadioShack(R) in Canada under license from RadioShack Corporation. RadioShack Corporation spun off and divested its ownership interest in InterTAN in 1987. RadioShack-branded merchandise accounted for only 9.5 percent of InterTAN's inventory purchases in the fiscal year ended June 30, 2003.

InterTAN's merchandise assortment includes a variety of private-label and internationally branded products. Categories include small parts and accessories; batteries; wireless communication products and services; digital cameras and accessories; personal electronics; computer hardware, software and related services; video game hardware and software; electronic toys; and other electronic gadgets. Circuit City plans to introduce InterTAN's private-label products into its Circuit City Superstores by fall 2004.

In addition to enabling Circuit City to accelerate the offering of private-label merchandise to its customers, the transaction will give Circuit City its first presence in the Canadian market. InterTAN will continue to offer its product line through its retail stores and dealer outlets in Canada in addition to obtaining an entry for their private-label products into the U.S. market via the new merchandising initiatives in the Circuit City Superstores. The combination of the two companies will create inventory purchasing synergies for both. "InterTAN will bring to Circuit City a management team with extensive sourcing experience in private-label merchandise and creative in-store merchandising capabilities," said W. Alan McCollough, Circuit City's chairman, president and chief executive officer. "We believe that this transaction will enable us to quickly expand the offering in our Circuit City Superstores and further our efforts to provide complete consumer electronics solutions to our customers. In addition, we are excited to enter the Canadian market through a company that has a proven track record. We have a great deal of respect for InterTAN's management and Associates, and we do not expect to make any changes in InterTAN's Canadian operations." Brian E. Levy, president and chief executive officer of InterTAN, Inc., will continue to lead the InterTAN business, reporting to McCollough after the transaction closes.

"This transaction offers clear value to our shareholders," said McCollough. "We expect it to be accretive beginning in the current fiscal year."

"We are very excited with the potential of our association with Circuit City," said Levy. "Our two companies' strengths complement one another, and we believe this transaction represents a great opportunity for both our team and our shareholders."

Banc of America Securities LLC is serving as the financial advisor to Circuit City, and Scotia Capital Inc. is serving as InterTAN's financial advisor.

Conference Call Information
Circuit City will host a conference call for investors at 11:00 a.m. ET today to discuss this announcement and fourth quarter and fiscal 2004 results. Domestic investors may access the call at (800) 299-0433 (passcode: Circuit City). International investors may access the call at (617) 801-9712 (passcode: Circuit
City). A live Web cast of the conference call will be available on the company's investor information home page at http://investor.circuitcity.com and at www.streetevents.com.

A replay of the call will be available beginning at approximately 5:00 p.m. ET March 31 and will be available through midnight April 7. Domestic investors may access the recording at (888) 286-8010, and international investors may dial
(617) 801-6888. The access code for the replay is 27257013. A replay of the call also will be available on the Circuit City investor information home page and at www.streetevents.com.

About Circuit City Stores, Inc.
With headquarters in Richmond, Va., Circuit City Stores, Inc. puts the customer first with high-quality service and more than 5,000 consumer electronics products available in its stores and online at www.circuitcity.com. Top-quality, low-priced products; detailed product information; and product specialists, who complete extensive online and in-store training programs, are all part of Circuit City's promise to provide superior consumer electronics solutions to its customers. Circuit City's store revitalization program reflects the changing needs of consumer electronics shoppers, the stores are brighter and more open, the aisles are wider and virtually every product Circuit City sells is on the sales floor for easy customer access. Circuit City operates 599 Circuit City Superstores and five mall-based stores in 157 markets.


About InterTAN, Inc.
InterTAN, Inc., headquartered in Barrie, operates through more than 980 company retail stores and dealer outlets in Canada under the trade names RadioShack(R), Rogers Plus(R) and Battery Plus(R).

Circuit City Cautionary  Statement  Regarding  Forward-Looking  Information
This release contains forward-looking statements, which are subject to risks and uncertainties, including without limitation statements regarding the timing and ultimate completion of the proposed acquisition of InterTAN; Circuit City's ability to integrate and operate InterTAN successfully; InterTAN's projected operating results; successful introduction of the InterTAN product line in Circuit City Superstores; anticipated cash flow; realization of purchasing synergies; general economic conditions and normal business uncertainty. Additional discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations is set forth under Management's Discussion and Analysis of Results of Operations and Financial Condition in the Circuit City Stores, Inc. Annual Report for fiscal 2003 and Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2003, and in the company's other SEC filings. A copy of Circuit City's annual report is available on the company's Web site at www.circuitcity.com. Please refer to InterTAN's annual report on Form 10-K for the fiscal year ended June 30, 2003, for discussion of factors that could affect InterTAN's results of operations and financial condition.

Additional Information
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of InterTAN. At the time the offer is commenced, Circuit City will file a tender offer statement with the U.S. Securities and Exchange Commission and InterTAN will file a solicitation/recommendation statement with respect to the offer. Investors and InterTAN stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. These documents will be made available to all InterTAN stockholders at no expense to them and, when available, may be obtained at no charge at the SEC's Web site at www.sec.gov.

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Contact: Bill Cimino, Director of Corporate Communications, 804-418-8163
         Jessica Simmons, Investor Relations, 804-527-4038
         Virginia Watson, Investor Relations, 804-527-4033